
July 7, 2010

Mr. Kevin G. Fitzgerald
Chief Financial Officer
Murphy Oil Corporation
200 Peach Street P.O. Box 7000
El Dorado, AR 71731-7000

> **Re:** **Murphy Oil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Response Letter Dated April 30, 2010**
> **File No. 1-08590**

Dear Mr. Fitzgerald:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that your employees or any of your operations are involved in an event that leads to property damage, personal injury, death or the discharge of hazardous materials into the environment. For example, and without limitation, please disclose your insurance coverage with respect to any liability related to any such event. Such disclosure should address the types of claims covered, and the applicable policy limits and deductibles. For example, and without limitation, you should expand your disclosure regarding your insurance coverage for potential environmental liabilities.

   Such disclosure should be set forth in the "Business" section of your annual report and in the "Risk Factors" section, as applicable. Please provide a sample of your proposed disclosure for our review. In responding to this comment, please consider all your products and services, not just those involved in offshore operations.

2.   Tell us what recovery and remediation plans you have in place in the event of an oil spill or explosion at any of your offshore locations.

Form 10-K for the Fiscal Year ended December 31, 2009

Item 6. Selected Financial Data, page 17

3.   Your response to prior comment number 1 from our letter dated April 2, 2010 indicates that you intend to provide disclosure addressing the item identified in the final bullet point of the comment. However, your response does not indicate your intentions with respect to the items identified in the other bullet points of the comment. To aid investor understanding of the measure you have presented, revise your disclosure in future to include information responsive to each of the bullet points in our prior comment, similar to the information provided in your response.

Financial Statements

Note S – Terra Nova Working Interest Redetermination, page F-35

4.   Please clarify whether there is a contractually-established maximum or minimum working interest that you will hold in the Terra Nova filed after the redetermination has been completed.

5.   Regarding the Terra Nova project and related redetermination agreement, describe for us the facts and circumstances surrounding the project that resulted in the parties establishing the redetermination agreement. Also, provide a timeline and description of activities during the redetermination period. As part of your response, describe the material activities or developments related to the redetermination between payout (near the year-end of 2004) and when the operator presented their calculation of redetermined interests.

6.   Your response to prior comment number 7 indicates, in part, that "it would have been improper accounting to provide a [redetermination] liability . . . prior to submittal of the initial redetermined interest by the field operator [as] no probable and estimable [settlement] liability existed." Given the uncertainty surrounding your ultimate ownership interest in the property, as well as your inability to estimate the amount of a liability, clarify your basis for concluding that recognizing revenue for the entire amount sold was appropriate.

7.   We understand from your response to prior comment number 7, and your disclosed revenue recognition policy, that you recognize revenue for oil sales based on actual

volumes sold, regardless of your entitled share. If our understanding is not correct, please advise. Otherwise, tell us your basis for this policy. If your policy is based on the "sales" method of accounting for imbalances, explain how your application of this method to the Terra Nova project takes into the consideration the fact that you do not know the actual amount to which you are entitled, and are therefore unable to determine whether, and to what extent, your actual sales differ from your entitled share. Also, explain how your application of this method to the Terra Nova project takes into consideration that fact that you are required to settle any redetermination difference in cash, where the "sales" method generally contemplates adjusting for any current differences through future production.

8.   Explain to us your basis for recording the redetermination amount as an expense, as opposed to a reduction of revenue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265, or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director